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UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Whitney Information Network, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
966621104

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     ☐       Rule 13d-1(b)
     ☐       Rule 13d-1(c)
     ☑       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	966621104

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Russell A. Whitney

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	5	SOLE VOTING POWER

NUMBER OF		5,092,950

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,617,325

WITH	8	SHARED DISPOSITIVE POWER

		2,475,625

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,092,950

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	43.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

This filing amends and restates in its entirety the Schedule 13G filed by Russell A. Whitney on March 13, 2007.
Item 1.
(a)	Name of Issuer Whitney Information Network, Inc.

(b)	Address of Issuer’s Principal Executive Offices 1612 East Cape Coral Parkway, Suite A Cape Coral, FL 33904
Item 2.
(a)	Name of Person Filing Russell A. Whitney

(b)	Address of Principal Business Office or, if none, Residence Same as indicated in Item 1(b)

(c)	Citizenship USA (d) Title of Class of Securities Common Stock (e) CUSIP Number 966621104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 5,092,950 (1)

(b)	Percent of class: 43.4

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote 5,092,950 (1)

(ii)	Shared power to vote or to direct the vote 0

(iii)	Sole power to dispose or to direct the disposition of 2,617,325 (2)

(iv)	Shared power to dispose or to direct the disposition of 2,475,625 (3)

(1) The amount indicated in Items 4(a) and 4(c)(i) includes: (i) 4,951,250 shares held by International Securities 3, LLC, which is beneficially owned by Russell A. Whitney and Ingrid Whitney; and (ii) 141,700 shares held by Day One, LLC, which is entirely beneficially owned by Russell A. Whitney.
(2) The amount indicated in Item 4(c)(iii) includes: (i) 2,475,625 shares held by International Securities 3, LLC, which Russell A. Whitney has the sole power to direct the disposition of by virtue of his 50% ownership interest in that company; and (ii) 141,700 shares held by Day One, LLC, which is entirely beneficially owned by Russell A. Whitney.
(3) The amount indicated in Item 4(c)(iv) includes 2,475,625 shares held by International Securities, LLC, which Russell A. Whitney and Ingrid Whitney share the power to direct the disposition of by virtue of their beneficial ownership of that company.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
All persons known to have the right to receive or the power to direct the dividends from, or the proceeds from the sale of, the securities described in Item 4 are described in this Statement.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person N/A

Item 8.	Identification and Classification of Members of the Group N/A

Item 9.	Notice of Dissolution of Group N/A

Item 10.	Certification

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008
Date

/s/ Russell A. Whitney
Signature

Russell A. Whitney
Name/Title

5